EXHIBIT 99.1

Additional Financial Information (Unaudited)

The following additional financial information is provided based upon the continuing interest of certain stockholders and creditors to assist them in understanding our core manufacturing business and as such, includes certain non-GAAP financial measures.

Condensed Statements of Revenues and Expenses

Navistar International Corporation (with financial services operations on a pre-tax equity basis)

		Three Months Ended April 30,		Six Months Ended April 30,
		2008	2007	2008	2007
(in millions)
Sales of manufactured products, net		$3,853	$2,900	$6,713	$5,950
Costs of products sold		3,196	2,472	5,647	5,077
Selling, general and administrative expenses		326	319	619	593
Engineering and product development costs		99	95	181	198
Other (income) expenses, net		38	61	89	160

Total costs and expenses		3,659	2,947	6,536	6,028

Income (loss) before income taxes	— Manufacturing operations	194	(47)	177	(78)
	— Financial services operations	19	28	(6)	84

Income (loss) before income taxes		213	(19)	171	6
Income tax benefit (expense)		2	(6)	(9)	(19)

Net income (loss)		$215	$(25)	$162	$(13)

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Condensed Statements of Assets, Liabilities and Stockholders’ Deficit

Navistar International Corporation (with financial service operations on a pre-tax equity basis)

	As of
	April 30, 2008	October 31, 2007
(in millions)
Cash and cash equivalents	$591	$716
Marketable securities	38	6
Accounts receivables	1,132	788
Inventories	1,316	1,380
Investments in and advances to financial services affiliates	368	397
Investments in and advances to non-consolidated affiliates	175	154
Property and equipment, net	1,884	1,980
Goodwill and intangible assets, net	632	639
Other assets	307	325
Deferred taxes, net	110	123

Total assets	$6,553	$6,508

Accounts payable	$2,137	$1,888
Postretirement benefits liabilities	1,218	1,310
Debt—manufacturing operations	1,913	2,028
Other liabilities	1,847	2,016
Stockholders’ deficit	(562)	(734)

Total liabilities and stockholders’ deficit	$6,553	$6,508

Condensed Statements of Cash Activities

Navistar International Corporation (with financial services operations on a pre-tax equity basis)

	Six Months Ended April 30,
	2008	2007
(in millions)
Cash flow from operating activities:
Net income (loss)	$162	$(13)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation and amortization	162	155
Depreciation of equipment held for or under lease	20	17
Deferred taxes	(2)	24
Equity in loss (income) of financial services operations	6	(84)
Equity in income of non-consolidated affiliates	(45)	(40)
Dividends from financial services operations	25	175
Dividends from non-consolidated affiliates	29	52
Other, net	(274)	(549)

Net cash provided by (used in) operating activities	83	(263)

Cash flow from investing activities: Purchases of marketable securities	(42)	(148)
Sales or maturities of marketable securities	11	264
Net change in restricted cash and cash equivalents	5	(18)
Capital expenditures	(101)	(137)
Purchase of equipment held for or under lease	(13)	(8)
Acquisitions, net of cash acquired	—	(7)
Other investment activities	19	(7)

Net cash used in investing activities	(121)	(61)

Net cash used in financing activities	(104)	(218)
Effect of exchange rate changes on cash and cash equivalents	17	28

Decrease in cash and cash equivalents	(125)	(514)
Cash and cash equivalents at beginning of the period	716	1,078

Cash and cash equivalents at end of the period	$591	$564

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